SECUR 05038124 SION

RECEIVED FEB 2 8 2005 SEC MAIL PROCESSING WASH. D.C. 213 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65940

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: White Cap Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Fifth Avenue, 18th Floor
(No. and Street)

New York (City) NY (State) 10003 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James P. Selway III 212-812-9304 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fleming, JoAnn, C.P.A
(Name – *if individual, state last, first, middle name*)

275 Water Street #1 (Address) New York (City) NY (State) 10038 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 7 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James P. Selway III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of White Cap Trading, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

MARCIA BONNEY
Notary Public, State of New York
No. 01BO5037165
Qualified in Queens County
Commission Expires December 27, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITE CAP TRADING LLC
(SEC I.D. No 8-65940)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * *

INDEPENDENT AUDITORS' REPORT

To the Managing Directors and Members of
White Cap Trading LLC
New York, NY

We have audited the accompanying statement of financial condition of White Cap Trading LLC (the "Company") as of December 31, 2004 and the related statement of income, changes in members' interest, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of White Cap Trading LLC at December 31, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

JoAnn Fleming C.P.A.
February 17, 2005

White Cap Trading LLC

Statement of Financial Conditions

December 31, 2004

Assets

Cash	758,315
Deposits with clearing organizations	111,073
Receivables from broker-dealers and clearing organizations	322,690
Furniture and equipment, at cost, less	
Accumulated depreciation and amortization of $42,359	155,413
Other assets	72,148
Total Assets	1,419,639

Liabilities and Members' Interest

Liabilities:	
Capital leases	60,942
Accounts payable, accrued expenses, and other liabilities	244,671
Total Liabilities	305,613
Members' Capital	1,114,026
Total Liabilities and Members' Capital	1,419,639

The accompanying notes are an integral part of these financial statements.

White Cap Trading LLC

Statement of Income

For the Year Ended December 31, 2004

Revenues:	
Commissions	3,275,053
Interest and Dividends	6,704
Total Income	3,281,757
Expenses:	
Employee compensation and benefits	1,033,029
Brokerage, exchange, and clearance fees	1,434,470
Communications and data processing	35,373
Interest	15,374
Occupancy	131,048
Other expenses	127,695
Total expenses	2,776,989
Income before other expenses	504,768
Depreciation and Amortization	57,712
Net income	447,056

The accompanying notes are an integral part of these financial statements.

White Cap Trading LLC
Statements of Changes in Members' Interest
For the Year Ended December 31, 2004

	Amounts
Balance at January 1, 2004	666,970
Net Income	447,056
Balance at December 31, 2004	1,114,026

The accompanying notes are an integral part of these financial statements.

White Cap Trading LLC
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash Flows from operating activities:		
Net Income (Loss)		447,056
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	57,712	
(Increase) decrease in operating assets:		
Deposits with clearing organizations	(898)	
Net receivable from broker-dealers and clearing organizations	(266,609)	
Prepaid expenses	(17,813)	
Increase (decrease) in operating liabilities:		
Accounts payable, accrued expenses and other liabilities	200,839	
Total adjustments		(26,769)
Net cash provided by operating activities		420,287
Cash flows from investing activities:		
Purchase of furniture and equipment	(31,484)	
Payment of Security Deposits	(3,100)	
Net cash used in investing activities		(34,584)
Cash flows from financing activities:		
Payment of member loan	(55,280)	
Payments for capital lease obligations	(37,370)	
Net cash used in financing activities:		(92,650)
Increase in cash		293,053
Cash at beginning of the year		465,262
Cash at end of the year		758,513

The accompanying notes are an integral part of these financial statements.

White Cap Trading LLC
Notes to Financial Statements
December 31, 2004

1. Organization and Nature of Business

White Cap Trading LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Pacific Coast Exchange (PCX) and the National Association of Securities Dealers (NASD).

2. Significant Accounting Policies

Basis of Presentation

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer. The Company provides service to institutional investors through an agency-only brokerage. The accounting principles of the company conform to accounting principles generally accepted in the United States of America and prevailing industry practice.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Customers' securities transactions are reported on a trade date basis with related commission income reported on a settlement date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commission and Clearing Expenses

Commission expenses are recorded on a trade-date basis as securities transactions occur while the related clearing expenses are recorded on a settlement date basis.

Income Taxes

The Company is required to file federal, state and local income tax returns. There are no income taxes due as a limited liability company.

Property and Equipment

Property and equipment primarily consist of furniture, and technology hardware and software. Property and Equipment are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the useful lives of the assets.

3. Receivable From Broker-Dealers, Clearing Organizations and Institutional Investors

Amounts receivable from broker-dealers, clearing organizations and institutional investors at December 31, 2004, consist of the following:

Receivable at December 31, 2004	$322,690

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

4. Capital Lease Obligations

Leases entered into by the Company, which substantially all the benefits and risks of ownership are transferred to the Company are recorded as capital leases and classified as property, plant and equipment and long-term borrowings.

5. Deposits with Clearing Organizations:

Deposits with exchange clearing organizations at December 31, 2004 consist of:

Short Term Income Fund – Money Market	$111,073

6. Commitments and Contingencies

The Company leases office space in New York, NY, under a lease agreement that expires February 29, 2008 with annual increases of 2.5%.
The Company leases office space in Boston, MA, under a twelve-month lease agreement that expires March 31, 2005.

7. Off Balance Sheet Transactions

The Company had no off balance sheet transactions outstanding at December 31, 2004.

8. Concentrations of Credit Risk – The Company enters into various transactions with broker dealers and other financial institutions. In the event these couterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the couterparties to these transactions. The Company monitors the creditworthiness of each party with which it conducts business.

9. Members' Equity

The limited liability company operating agreement for White Cap Trading LLC provides for one class of members. Managing directors are also members with varying rights, preferences, privileges and obligations. All members have equal voting rights and authority to manage the operations of the Company. All such actions taken by the members require the majority approval of the members. The Managing Directors have the sole power and authority to carry out such management responsibilities and control the day-to-day management of the Company's operations.

As of December 31, 2004, members' equity balances were $1,114,026. Members' equity may vary from day to day due to changes in operations, additions, distributions or withdrawals.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2004, the Company had net capital of $924,863, which was $824,863 in excess of required net capital.

11. Reserve Requirement

The Company is exempt from the Reserve Requirement under paragraph (k)(2)(ii) of SEC Rule 15c3-3.

12. Control Requirement

The Company is exempt from the Possession or Control Requirements under paragraph (k)(2)(ii) of SEC Rule 15c3-3.

13. Subordinated Debt

The Company does not have any subordinated debt at December 31, 2004.

February 17, 2005

White Cap Trading LLC
55 5th Ave
New York, NY 10003

In planning and performing our audit of the financial statements of White Cap Trading LLC (the "Company") for the year ended December 31, 2004 (on which our report dated February 17, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

(2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the managing directors, members, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

JoAnn Fleming C.P.A.
February 17, 2005

White Cap Trading LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2004

Net Capital		
Total members' equity		1,114,026
Total members' equity qualified for net capital		1,114,026
Add:		
Item included on the statement of financial condition		
Capital leases		60,942
Total capital and allowable borrowings		1,174,968
Less:		
Non-Allowable Assets		
Furniture and equipment	155,413	
Security Deposit	45,055	
Prepaid Expenses	26,949	
Interest Receivable	144	
Accounts Receivable	20,323	
		247,884
Net Capital before haircuts		927,084
Haircuts on Deposit with clearing organization		(2,221)
Net capital		924,863
Aggregate Indebtedness		
Accounts payable, accrued expense and Other liabilities	244,671	
Total indebtedness		244,671
Computation of basic net capital requirement		
Minimum net capital requirement		$100,000
Excess net capital at 1,500 percent		824,863
Ratio: Aggregate indebtedness to net capital		2.64 to 1

Reconciliation with company's computation
(Included in Part II of Form X-17A-5 as of December 31, 2004

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	1,044,481
Difference due to offsetting furniture & equipment accounts against related liabilities	(10,857)
Audit adjustment to record prepaid expenses	(26,949)
Difference in members' equity due to audited financial statements	(81,812)
Net Capital per previous page	924,863